Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

FORM 51-102F1

SILVERCREST MINES INC.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three months ended March 31, 2015. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015, and 2014, and the related notes contained therein which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2014, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is May 13, 2015. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement and Forward-Looking Statement Disclaimer” section on page 19 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to contained ounces. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

FIRST QUARTER HIGHLIGHTS

Financial and Operating Highlights:	Q1 2015	Q1 2014
Cash flow from operations (1) (3)	$7,255,215	$6,597,397
Cash flow from operations (1) (3) per share	$0.06	$0.06
Cash cost per AgEq ounce sold (2) (3)	$8.49	$6.63
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$11.25	$9.01

Revenues	$19,512,360	$13,005,527
Net earnings	$2,511,581	$2,467,989
Adjusted earnings (3)	$4,017,963	$2,718,777
Net earnings per share	$0.02	$0.02
Adjusted earnings per share (3)	$0.03	$0.02

Silver ounces produced	465,391	201,101
Gold ounces produced	13,255	7,545
Silver equivalent ounces produced (2)	1,349,527	704,353

Silver ounces sold	413,250	198,800
Gold ounces sold	11,748	7,650
Silver equivalent ounces sold (2)	1,196,842	709,055

(1)	Cash flow from operations before changes in working capital items.
(2)	Silver equivalent (“AgEq”) ratio for Q1, 2015 of 66.7 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.
(3)	These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (refer to “NON-IFRS Performance Measures” section for calculation details).

Refer to the “Results of Operations” section for a detailed comparison with the same period of the prior fiscal year.

2

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

FIRST QUARTER HIGHLIGHTS (continued)

Santa Elena, Mexico

•	During the first quarter (“Q1”), 2015, Santa Elena had record production of 1,349,527 AgEq ounces (Ag:Au 66.7:1), representing an increase of 92% over Q1, 2014.

•	During Q1, 2015, the mill processed a quarterly record of 271,392 tonnes, with an average of 3,015 tonnes per day (“tpd”). The plant processed 48% higher grade fresh ore (blended ore sourced from open pit of 17% and underground operations of 31%) and 52% leach pad ore (“pad ore”). The average blended grades processed during Q1, 2015, for fresh ore were 124.78 grams per tonne (“gpt”) silver and 2.55 gpt gold, and for leach pad ore grades were 54.80 gpt silver and 0.85 gpt gold.

•	Mill recovery rates for Q1, 2015 averaged 91% (target – 92%) for gold and 60% (target – 70%) for silver. The Company continues to optimize gold and silver recoveries based on higher cyanide levels in the mill and introduction of aeration (pressurized air) into the leach tanks. Currently, gold recoveries are above 92% and silver recoveries are averaging 75%. During Q1, 2015, a daily average of 1,080 tonnes was mined underground from three production stopes.

•	SilverCrest announced results of an exploration and resource expansion drilling program completed in late 2014 at Santa Elena. Twenty-one drill holes, totalling 9,393 metres were completed to explore the western and eastern extensions of the Santa Elena Main Mineralized Zone (“MMZ”) along strike and down dip as well as the adjacent Tortuga and El Cholugo Zones. The drill program was successful in confirming continuity of the Santa Elena MMZ beyond current resource model limits and better defining geological boundaries where future infill underground drilling might be required. Moving forward, SilverCrest’s focus for expanding Santa Elena resources with subsequent conversion to reserves will be on the El Cholugo (I & II), Tortuga and Santa Elena East. The results of the 21 holes were included in the Santa Elena Resource and Reserve update. Please refer to the SilverCrest news release dated March 30, 2015 for more information, available on the Company’s website, www.silvercrestmines.com.

•	On March 31, 2015, the Company filed a Technical Report prepared in compliance with NI 43-101 titled, “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” (the “UPFS”), for its operating Santa Elena mine. The UPFS updates the Santa Elena Pre-Feasibility Study and Open Pit Reserve Update, dated effective April 30, 2013, as amended March 4, 2014 (the “2013 PFS”). The study confirms SilverCrest’s expectations that the transition from the open pit heap leach operation to a conventional mill and underground operation represents a very attractive project with robust economics even at current reduced metal prices. The addition of one year to the mine life as outlined in the UPFS gives SilverCrest a strong corporate cash flow that provides a solid foundation for continued systematic and aggressive growth. Refer to “Santa Elena Update to Mineral Resources and Mineral Reserves” section for further discussion.

Subsequent to Q1 2015

•	In May, SilverCrest announced encouraging results of its accelerated underground exploration of the El Cholugo Zone (“El Cholugo”) located immediately adjacent to the MMZ currently in production at Santa Elena. El Cholugo is a drill-identified epithermal vein system that intersects the MMZ at an oblique angle. Previous drilling has shown at least two mineralized veins in the Zone, Alejandra and El Cholugo Dos, to range from 1 to 15 metres wide over a strike length of approximately 200 metres and a height of an estimated 150 metres. The high grade silver and gold values that are currently being seen from the underground drift exploration are exceeding expectations with respect to currently stated UPFS Reserves. This makes El Cholugo a priority target which could potentially add to future underground production when practical. Additional drifting and underground drilling at El Cholugo will be completed over the next several months to confirm and potentially expand current reserves and resources. Please refer to the SilverCrest news release dated May 7, 2015, for more information available on the Company’s website, www.silvercrestmines.com.

Sonora Properties, Mexico

•	In February 2015, SilverCrest announced the results of nine shallow drill holes (totalling an estimated 2,656 metres) completed at the El Durazno Target within the Ermitaño I concession. The program resulted in the discovery of near surface gold and silver mineralization which SilverCrest believes confirms a potential low grade oxide open pit target. SilverCrest expects to carry out additional exploratory work in 2015 at El Durazno, and will concurrently advance the exploration program in nearby target areas within the Ermitaño and Cumobabi concessions. Subsequent to drilling the Durazno target, other high priority targets within the Ermitano concession are being drill tested. Initial drilling has been completed at the Ermitano East target and results are pending. Exploratory drilling is underway at the Valentina target. The Company has budgeted $2.8 million for the advancement of these exploration targets. Please refer to the SilverCrest news release dated February 19, 2015, for more information available on the Company’s website, www.silvercrestmines.com.

3

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

FIRST QUARTER HIGHLIGHTS (continued)

Corporate

•	N. Eric Fier, President and Chief Operating Officer, has taken a partial leave of absence to deal with certain matters of personal health. Dunham L. Craig, Director, has been appointed Interim President and will assume the President’s responsibilities on a temporary basis until further stages of a succession plan developed by the Board of Directors can be implemented. Mr. Fier will remain as Chief Operating Officer until such time as he is able to return to his duties on a full time basis. In his absence, SilverCrest will rely on the depth and experience of its management to professionally execute its stated business objectives.

The Board’s succession plan has Mr. Fier stepping into the CEO position upon J. Scott Drever’s anticipated retirement as CEO in the coming year, which is now expected to coincide with Mr. Fier’s resumption of his full time duties.

•	Michael Rapsch was appointed Vice President, Corporate Communications. Mr. Rapsch has been instrumental to SilverCrest’s marketing success by expanding investor relations programs and building the shareholder network.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (NYSE MKT: SVLC) (TSX: SVL) (FSE: CW5) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico (“Sonora”). The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tpd conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life.

The Company’s other principal property is the La Joya Project in Durango state, Mexico, which contains a large polymetallic deposit that is being explored with the aim of developing silver, copper, gold and tungsten resources. The Company is currently focusing on Sonoran Property targets within a 30/60 kilometre radius from Santa Elena operations which includes the Ermitaño Property and the Cumobabi Property to provide new discoveries that might be treated at the Santa Elena facility.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase underground ore production rates to 1,500 tpd by the end of 2015 to achieve an average rate of 1,320 tpd for fiscal 2015, (iii) expand resources and associated reserves at Santa Elena by continued systematic exploration of the deposit, (iv) continue to evaluate and acquire low cost exploration properties in proximity to Santa Elena, (v) update the La Joya resource model for a new resource estimate in 2015, and (vi) manage a strong cash position to support growth while sustaining existing operations.

Santa Elena 2015 Targets

•	Achieve estimated 2015 production guidance of 1.6 million – 1.8 million ounces of silver and 36,000 – 39,000 ounces of gold, for an aggregate of 4.0 million – 4.4 million AgEq ounces (Ag:Au 66.7:1). (Q1, 2015; 465,391 silver ounces, 13,255 gold ounces for 1,349,527 silver equivalent ounces, Ag:Au 66.7:1)

•	Achieve estimated cash operating cost of $10 - $11 per AgEq ounce sold (Ag:Au 66.7:1). (Q1, 2015; $8.49 per silver equivalent ounce sold, Ag:Au 66.7:1)

•	Achieve estimated all-in sustaining cash cost of $14 - $15 per AgEq ounce sold (Ag:Au 66.7:1). (Q1, 2015; $11.25 per silver equivalent ounce sold, Ag:Au 66.7:1)

•	Achieve budgeted average mill recovery rates of 92% for gold and 70% for silver. (Q1, 2015; 91% for gold and 60% for silver)

•	Achieve 2015 annual average underground ore production rates of 1,320 tpd. (Q1, 2015; 1,080 average tpd mined)

•	Target 1,100 metres of ramp development, 2,100 metres of lateral development and 200 metres of vertical development. (Q1, 2015; 135 metres of ramp development, 430 metres of lateral development and 47 metres of vertical development)

•	Accelerate exploratory drift at the El Cholugo and the Alejandra Vein. (Commenced subsequent to Q1)

Sonora Project 2015 Targets

•	Incur $2.8 million in aggregate exploration expenditures. Exploration expenditures may be adjusted or reallocated to other targets throughout the year depending on success and cash availability. (Q1, 2015; $0.8 million)

•	Complete approximately 6,000 metres of drilling and advance surface exploration program at Ermitaño I & II and Cumobabi concessions to delineate additional targets. (Q1, 2015; 1,533 metres of drilling)

•	Continue to focus on low cost acquisitions, targeting opportunities of epithermal deposit within the developing regional Santa Elena trend. (In process)

4

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

OUTLOOK (continued)

La Joya Project 2015 Targets

•	Release an updated resource model incorporating 17 in-fill core hole drill program completed in 2014. (In process)

•	Complete or renegotiate final La Joya East staged acquisition payment of $0.6 million. (Q1, 2015; renegotiated – $0.2 million paid on May 6, 2015 and $0.4 million is due on May 6, 2016)

•	Negotiate access agreements for continued exploration and potential development. (In process)

•	Advance additional metallurgical and economic studies. (In process)

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

•	Adequate financing.

Production rates, operating and sustaining costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined and milled, the amount of metals produced, the level of operating and sustaining costs and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of current operations, exploration projects and the overall financial position of the Company.

Adequate financing

Historically, the major sources of liquidity have been the capital markets and project financing. As the Santa Elena Expansion Project has been successfully constructed, capital expenditures are now focused on sustaining and underground development costs at Santa Elena and new Sonoran exploration programs. With proceeds from the sale of silver and gold and the current cash position, SilverCrest expects to meet its financial commitments and pursue other corporate opportunities for growth.

5

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

RESULTS OF OPERATIONS

For the three months ended March, 31	2015	2014

Silver revenue	$6,867,913	$4,116,137
Gold revenue - cash basis	12,180,829	8,610,431
	19,048,742	12,726,568
Gold revenue - non cash
- amortization of deferred revenue	463,618	318,946

- capitalized to Santa Elena Mine EIP (1)	-	(39,987)
Revenues	19,512,360	13,005,527
Cost of sales	10,157,498	4,686,523
Depletion, depreciation and amortization	3,013,434	1,721,406

Mine operating earnings	6,341,428	6,597,598
Corporate and administrative expenses	(1,217,014)	(1,477,002)
Share-based compensation	(406,000)	(571,734)
Foreign exchange loss	(333,615)	(485,448)
Other income	-	614,314

Operating earnings	4,384,799	4,677,728

Interest income	70,141	211,035
Accretion expense	(93,163)	(75,766)
Finance costs	(189,196)	(104,008)

Earnings before taxes	4,172,581	4,708,989

Income taxes
Current income tax expense	(97,000)	(2,243,000)
Deferred tax recovery (expense)	(1,564,000)	2,000
Net earnings and comprehensive earnings	$2,511,581	$2,467,989

Weighted average number of common shares outstanding	118,753,205	111,315,927
Earnings per common share - basic	$0.02	$0.02
Earnings per common share - diluted	$0.02	$0.02

(1) Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from the sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities.

6

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

RESULTS OF OPERATIONS (continued)

Comparison of the three months ended March 31, 2015 to March 31, 2014

Net earnings were $2,511,581 ($0.02 per share basic and diluted) for the first quarter compared with $2,467,989 ($0.02 per share basic and diluted) in the first quarter of 2014. The small increase in net earnings in the first quarter was primarily attributed to a significant increase in ounces produced but realized at lower metal prices combined with an increase in mine operating costs.

Silver and gold revenue amounted to $19,512,360 (2014 – $13,005,527) in the first quarter. Silver sales totalled 413,250 ounces (2014 – 198,800), 108% higher than the same period in 2014. The foregoing, combined with a 20% lower average realized price of $16.62 (2014 – $20.70) per ounce, resulted in 67% more silver revenue. Total gold revenue in the first quarter increased 42% compared to the same period in 2014. Total gold sales were 11,748 ounces (2014 – 7,650) or 54% above 2014. The Company sold 9,524 (2013 – 6,120) ounces of gold at an average realized price of $1,196 (2014 – $1,319) per ounce, a 9% decline, and delivered 2,224 gold ounces (2014 – 1,530) under the Sandstorm Purchase Agreement at $354 per ounce.

Cost of sales amounted to $10,157,498 (2014 – $4,686,523). Cash operating cost and all-in sustaining cash cost per AgEq ounce sold in Q1, 2015 were $8.49 and $11.25 (Ag:Au 66.7:1) per ounce, respectively, compared to $6.63 and $9.01 (Ag:Au 66.7:1) per ounce in the comparable 2014 quarter. The increase in cash operating cost per AgEq ounce sold for Q1, 2015, is a result of additional direct production costs due to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation. The increase in all-in sustaining cash operating cost per AgEq ounce sold for Q1, 2015, is a result of higher production costs and the inclusion of Santa Elena’s sustaining underground development, infrastructure and equipment costs. The first two quarters of 2015 are estimated to be the lower cash cost quarters while SilverCrest mines the remaining open pit reserves at Santa Elena. The Company may revise its cost guidance at the end of Q2, 2015, but currently expects its average 2015 cash cost to range $10 – $11 per AgEq ounce sold and average all-in sustaining cash cost to range $14 – $15 per AgEq ounce sold. Cash operating costs for Q1, 2015 experienced a favourable foreign exchange effect, as the quarterly average Mexican Peso rate weakened against the U.S. Dollar by 13% compared to Q1, 2014. Approximately 50% of Q1, 2015 cash operating costs are in Mexican Pesos. (Refer to “Cautionary Note Regarding Non-IFRS Performance Measures”).

Depletion, depreciation and amortization increased to $3,013,434 (2014 – $1,721,406) with the incorporation of a depletion charge for the underground mine and depreciation charges for Santa Elena’s mill and CCD/MC processing facilities that were not recorded in Q1 2014.

Corporate and administrative expenses decreased by 18% to $1,217,014 (2014 – $1,477,002) primarily due to a decrease in regulatory expenses and tradeshows and travel expenses in the quarter. Regulatory expenses decreased by 80% to $47,910 (2014 – $239,853) primarily due to the onetime TSX listing fee incurred during Q1, 2014 as the Company’s shares commenced trading on the TSX in February 2014. Tradeshows and travel expenses decreased by 47% to $99,643 (2014 – $188,866), with less marketing and reduced corporate travel activities, due to implementation of cost cutting measures.

Share-based compensation decreased to $406,000 (2014 – $571,734) with the vesting of a lower number of stock options. The Company granted no incentive stock options during the first quarter of 2015 (2014 – 100,000 with a weighted average fair value per option granted of CAD$0.77).

Other income in the comparative period of $614,314 relates to net proceeds received from an insurance claim.

Current income tax expense amounted to $97,000 (2014 – $2,243,000). The decrease in income tax expense compared with Q1, 2014, is primarily attributable to the Company taking a 100% tax deduction for development costs incurred at Santa Elena.

Deferred tax expense amounted to $1,564,000 (2014 – recovery $2,000). The increase in deferred tax expense is primarily due to differences between the financial statement carrying amounts and the respective Mexican tax bases resulting from the development cost deductions taken for income tax purposes.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash flows from operations before changes in working capital items”, “Cash flows per common share”, “Cash cost per AgEq ounce sold”, “All-in sustaining cash cost per AgEq ounce sold”, “Adjusted earnings” and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow.

Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

7

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of cash provided by operating activities per the condensed consolidated interim financial statements to cash flows from operations before working capital items and cash flows per common share:

For the three months ended March, 31	2015	2014
Cash provided by operating activities	$7,332,358	$7,709,900
Income taxes paid	830,000	4,178,000
Change in non-cash working capital items	(907,143)	(5,290,503)
Cash flows before changes in working capital items	$7,255,215	$6,597,397
Weighted average number of common shares outstanding	118,753,205	111,315,927
Cash flows per common share	$0.06	$0.06

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to cash cost per silver equivalent ounce sold:

For the three months ended March, 31	2015	2014
Direct production costs	$10,754,824	$3,986,131
Amortization of leach pad ore inventory	308,498	-
Mining environmental duty (1)	99,000	66,000
Inventory adjustment	(1,004,824)	634,392
Cost of sales	$10,157,498	$4,686,523

Total AgEq ounces sold (2)	1,196,842	709,055
AgEq ounces capitalized to Santa Elena Mine EIP (3)	-	(1,944)
AgEq ounces sold, reported in the statement of operations (3)	1,196,842	707,111
Cash cost per AgEq ounce sold	$8.49	$6.63

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

For the three months ended March, 31	2015	2014
Direct production costs	$10,754,824	$3,986,131
Amortization of leach pad ore inventory	308,498	-
Mining environmental duty (1)	99,000	66,000
Inventory adjustment	(1,004,824)	634,392
Cost of sales	$10,157,498	$4,686,523
Corporate and administrative expenses	1,217,014	1,477,002
Sustaining capital expenditures	226,039	150,717
Sustaining underground development and infrastructure	1,584,165	-
Exploration costs (4)	282,343	54,941
Total all-in sustaining cash costs	$13,467,059	$6,369,183

Total AgEq ounces sold (2)	1,196,842	709,055
AgEq ounces capitalized to Santa Elena Mine EIP (3)	-	(1,944)
AgEq ounces sold, reported in the statement of operations (3)	1,196,842	707,111
All-in sustaining cash cost per AgEq ounce sold	$11.25	$9.01

8

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of net earnings as reported in the Company’s condensed consolidated interim financial statements to adjusted earnings and adjusted earnings per share:

For the three months ended March, 31	2015	2014
Net earnings reported	$2,511,581	$2,467,989
Adjustments for non-cash or non-recurring items
Deferred revenue	(463,618)	(318,946)
Deferred income tax expense (recovery)	1,564,000	(2,000)
Share-based compensation	406,000	571,734
Adjusted earnings	$4,017,963	$2,718,777
Weighted average number of common shares outstanding	118,753,205	111,315,927

Adjusted earnings per common share	$0.03	$0.02

(1)	The Mexican Environmental Mining Duty is based on 0.5% of gross revenues.
(2)	AgEq ratio for Q1, 2015 of 66.7 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.
(3)	Prior to completing the commissioning of Santa Elena’s underground mine, mill and CCD/MC processing facilities, proceeds from the sale of silver and gold were capitalized to the Santa Elena EIP.
(4)	Exploration costs include only expenditures in the relevant periods at Santa Elena.

ADDITIONAL IFRS MEASURES

The Company has included additional IFRS measures which include mine operating earnings and operating earnings throughout this document and the condensed consolidated interim statements of operations and comprehensive earnings. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance reported in accordance with IFRS.

Mine operating earnings represent the difference between metal revenues and cost of sales and depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Operating earnings represent the difference between earnings from mine operations and corporate and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production. The additional IFRS measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

9

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Revenues	$19,512,360	$16,406,592	$8,001,423	$7,719,057	$13,005,527	$12,866,617	$13,669,133	$13,028,258
Mine operating earnings (1)	6,341,428	1,828,422	1,847,918	3,094,202	6,597,598	6,062,522	6,924,458	6,294,586
Net earnings (loss) for the period (2)	2,511,581	(5,539,328)	241,014	1,314,350	2,467,989	(4,094,410)	3,705,317	2,866,080
Comprehensive earnings (loss) for the period (2)	2,511,581	(5,539,328)	241,014	1,314,350	2,467,989	(4,538,728)	4,164,565	1,739,890
EPS (LPS)
Basic	0.02	(0.05)	0.01	0.01	0.02	(0.04)	0.03	0.03
Diluted	0.02	(0.05)	0.01	0.01	0.02	(0.04)	0.03	0.03
Cash divdends declared per share (3)	-	-	-	-	-	-	-	-
Total assets (4)	181,013,006	177,268,624	185,813,151	180,537,473	179,507,383	143,507,653	139,899,279	134,155,949
Total debt (5)	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000	-	-	-
Tax liabilities (6)	11,658,311	10,737,155	12,353,339	9,294,353	9,813,684	10,198,314	3,623,000	2,960,000
Other liabilities	$13,711,300	$13,805,655	$16,116,768	$14,387,098	$14,628,203	$16,175,205	$15,543,639	$15,188,742

(1)	Mine operating earnings decreased significantly throughout fiscal 2014, primarily from less revenues reported from lower metal prices and, prior to completing the commissioning of Santa Elena’s Expansion in Progress, SilverCrest capitalized proceeds from sales of silver and gold ounces. Mine operating earnings have also been impacted by an increase in direct production costs and depreciation charges as Santa Elena transitioned from an open pit heap leach operation to an underground mining and milling operation.

(2)	Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of current income and deferred tax expense (recovery), foreign exchange gain (loss) on translation to United States dollars, and impairment charges. The loss recorded in Q4, 2013, resulted primarily from the Company recording a one-time non-cash deferred tax accounting expense of $5.8 million as a result of the enactment of the Mexican Tax Reform. The loss for Q4, 2014, resulted primarily from the non-cash impairment charges totalling $5.0 million.

(3)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the near term.

(4)	Total assets increased significantly during 2014, mainly from capital investment at the Santa Elena Mine. In Q1, 2014, total assets increased primarily due to cash receipts of $20.8 million from the equity financing, the additional $10 million upfront deposit from Sandstorm and the $15 million draw-down from the Facility with Scotiabank.

(5)	The available credit limit of the Facility is currently $30 million. The credit limit will reduce by $10 million on July 11, 2015, and then matures on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

(6)	Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense (recovery) relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

10

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CASHFLOWS

For the three months ended March, 31	2015	2014

Net earnings	$2,511,581	$2,467,989
Items not affecting cash	4,743,634	4,129,408
Cash flows from operations before changes in working capital items and income taxes	7,255,215	6,597,397

Working capital items	907,143	5,290,503
Income taxes paid	(830,000)	(4,178,000)
Operating Activities	7,332,358	7,709,900

Financing Activities	-	34,891,639

Investing Activities	(3,228,620)	(2,471,256)

Impact of exchange rate changes	(164,431)	(45,846)

Net increase in cash and cash equivalents	3,939,307	40,084,437
Cash beginning of period	31,251,143	14,435,453
Cash end of period	$35,190,450	$54,519,890

Operating Activities

The cash flow generated from operating activities was $7,332,358 for the first quarter of 2015 (2014 – $7,709,900). SilverCrest maintained a strong cash flow from operations, compared to Q1 2014, despite lower metal prices and higher operating costs during the period.

Financing Activities

There were no financing activities in Q1 2015.

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. Total share issuance costs amounted to $1,431,086.

In February 2014, SilverCrest drew down $15 million from the fully available $40 million Facility with Scotiabank. The proceeds are being used to fund the remaining Santa Elena expansion expenditure commitments, working capital requirements and general corporate purposes.

During Q1, 2014, the Company received $500,724 from the exercise of 955,000 incentive stock options.

Investing Activities

During Q1, 2015, SilverCrest spent $2,332,062 (2014 – $10,644,824) primarily on Santa Elena underground mine development, infrastructure and sustaining capital costs included within property plant and equipment.

In March 2014, the Company received a $10 million contribution from Sandstorm as per the Sandstorm Purchase Agreement, and executed option held by Sandstorm to participate in the future underground mine production which would require payment by Sandstorm of 20% (pro-rata of gold) of the capital cost for their share of Santa Elena’s Expansion capital costs.

SilverCrest spent $966,699 (2014 – $2,077,454) during the first quarter on exploration and evaluation expenditures, primarily on the Ermitaño Property ($0.8 million) and the La Joya Project ($0.1 million). During Q1, 2014, the Company released the final cash payment of $1.25 million on the La Joya West concessions upon receipt of title registration in Mexico and incurred $0.6 million in exploration costs.

The Company received interest income of $70,141 (2014 – $211,035) during the first quarter.

Impact of exchange rate changes

As at March 31, 2015, the Company held $35.2 million (2014 – $54.5 million) in cash and cash equivalents, of which $31.5 million (2014 – $53.4 million) were dominated in United States dollars, $0.6 million (2014 – $0.7 million) in Canadian dollars, and $3.1 million (2014 – $0.4 million) in Mexican pesos. During the first quarter, the Company’s cash and cash equivalents were negatively impacted by $164,431 (2014 – $45,846) on translation to United States dollars due to the weakening of the Canadian dollar against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

11

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY AND CAPITAL RESOURCES

		2015	2014
Assets
Current assets
Cash and cash equivalents	(i)	$35,190,450	$31,251,143
Taxes receivable	(i)	9,180,004	8,287,598
Inventories	(i)	7,738,937	5,166,427
Other current assets	(i)	831,896	3,458,396
Non-current assets		128,071,719	129,105,060

Total Assets		$181,013,006	$177,268,624

Liabilities
Current liabilities
Deferred revenue	(ii)	$1,881,661	$1,769,198
Accounts payable and accrued liabilities	(ii)	5,116,561	4,267,257
Taxes payable	(ii)	537,311	1,180,155
Non-current liabilities
Deferred tax liabilities		11,121,000	9,557,000
Credit facility obligation		15,000,000	15,000,000
Other non-current liabilities		6,713,078	7,769,200

Total Liabilities		$40,369,611	$39,542,810
Working Capital	(i-ii)	$45,405,754	$40,946,954

ASSETS

At March 31, 2015, SilverCrest held cash and cash equivalents of $35.2 million (December 2014 – $31.3 million). SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

Taxes receivable at March 31, 2015, were $9,180,004 (December 2014 – $8,287,598), which consisted of value added taxes receivable (“VAT”) of $5,057,292 (December 2014 – $3,603,901) and income tax receivable (“ITR”) of $4,122,712 (December 2014 – $4,683,697). VAT receivables are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite returns of VAT refunds. ITR relates to monthly income tax payments paid in Mexico in 2014. The ITR balance will be applied against 2015 income tax installments.

The inventories balance primarily relates to supplies and pad ore at Santa Elena. The pad ore carrying balance at March 31, 2015, including the non-current amount was $7.1 million (December 2014 - $7.4 million). The pad ore inventory is measured based on the lower of average cost per ounce of silver and gold and net realizable value and will be expensed as pad ore tonnes are processed through the mill. The Company recognizes a portion of the pad ore inventory in cost of sales based on the number of pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad. During the three months ended March 31, 2015, the Company recognized $308,498 (March 31, 2014 - $Nil) in cost of sales related to pad ore tonnes processed through the mill.

Property, plant and equipment decreased to $104.7 million (December 2014 – $106.3 million). During the first quarter, SilverCrest added $2.1 million primarily from the development and infrastructure of the underground mine and sustaining capital, reduced by a change in estimate in asset retirement obligations of $0.5 million and depreciation and depletion charge of $3.2 million.

Exploration and evaluation assets increased to $17.3 million (December 2014 – $16.4 million) from exploration expenditures incurred at the Ermitaño Property ($0.8 million) and the La Joya Project ($0.1 million).

LIABILITIES

Deferred revenue decreased to $5.0 million (December 2014 – $5.5 million), resulting from the delivery of 2,224 (March 31, 2014 – 1,530) gold ounces to Sandstorm. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for Q1, 2015, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 (2014 - 50,000) ounces of gold deliverable to Sandstorm.

Accounts payable and accrued liabilities increased to $5.1 million (December 2014 – $4.3 million). The balance relates primarily to various ongoing operational and exploration commitments in Mexico.

The credit facility obligation relates to the $15 million drawn down from the available $30 million Facility with Scotiabank.

12

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its $35.2 million (March 31, 2015) cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $30 million Facility with Scotiabank ($15 million drawn down at March 31, 2015), will enable the Company to complete its growth strategies and meet its contractual obligations for the next twelve months. The significant capital and exploration expenditures for 2015 include the following:

Santa Elena Sustaining Capital ($12.5 million):

•	Sustaining Development Costs – $6.4 million. (Q1, 2015; $1.2 million)
•	Sustaining Plant, Property and Equipment Costs – $4.1 million. (Q1, 2015; $0.7 million)
•	Sustaining Exploration Costs – $2.0 million. (Q1, 2015; $0.3 million)

Exploration Expenditures ($3.9 million):

•	Sonora – Exploration Properties 30/60 km radius from Santa Elena Operations – $2.8 million. (Q1, 2015; $0.8 million)
•	La Joya Project – Acquisition Payments – $0.6 million. (Q1, 2015; renegotiated - $0.2 million paid on May 6, 2015 and $0.4 million is due on May 6, 2016)
•	La Joya Project – Exploration Program – $0.5 million. (Q1, 2015; $0.1 million)

Note: Exploration expenditures may be adjusted throughout the year depending on success.

SANTA ELENA MINE – UPDATE

Operating Statistics	Q1 2015	Q1 2014

Tonnes milled (t)	271,392	-
Average tpd milled	3,015	-
Average silver grade processed through mill (g/t)	88.27	-
Average gold grade processed through mill (g/t)	1.66	-
Silver recovery per mill	60%	-
Gold recovery per mill	91%	-
Silver ounces produced	465,391	201,101
Silver ounces sold	413,250	198,800

Gold ounces produced	13,255	7,545
Gold ounces sold	11,748	7,650
Ounces delivered to spot market	9,524	6,120
Ounces delivered to Sandstorm	2,224	1,530

Silver equivalent ounces produced (1)	1,349,527	704,353
Silver equivalent ounces sold (1)	1,196,842	709,055
Ag: Au ratio (1)	66.7:1	66.7:1

(1) Estimated recoveries for Q1, 2015, are as reported, based on calculated grade.

(2) Silver and gold ounces produced for Q1, 2014, consist of ounces recovered from the leach pad which commenced decommissioning during Q2, 2014.

(3) AgEq ratio for Q1, 2015, of 66.7 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.

During Q1, 2015, the mill processed a quarterly record of 271,392 tonnes, with a daily average of 3,015 tpd. The plant processed 48% high grade fresh ore (blended mix of open pit and underground ore) and 52% pad ore. The average blended grades processed during Q1, 2015, for fresh ore were 124.78 gpt silver and 2.55 gpt gold, and for pad ore grades were 54.80 gpt silver and 0.85 gpt gold.

The Santa Elena open pit was temporarily reopened in January 2015, and 72,472 tonnes with average grades of 141 gpt silver and 2.66 gpt gold were mined. The open pit operations have been shutdown in April 2015, having exhausted pit reserves. The Company anticipates average mill feed blend of 50% underground ore and 50% pad ore for Q2 2015.

Mill recovery rates for Q1, 2015, averaged 91% (target – 92%) for gold and 60% (target – 70%) for silver. The Company continues to optimize gold and silver recoveries based on higher cyanide levels in the mill and introduction of aeration (pressurized air) into the leach tanks. Currently, gold recoveries are above 92% and silver recoveries are averaging 75%. During Q1, 2015, a daily average of 1,080 tonnes was mined underground from three production stopes.

13

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

SANTA ELENA UPDATE TO MINERAL RESOURCES AND MINERAL RESERVES

On March 31, 2015, SilverCrest filed a Technical Report prepared in compliance with NI 43-101 titled, Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico, for its operating Santa Elena mine. The UPFS updates the Santa Elena Pre-Feasibility Study and Open Pit Reserve Update, dated effective April 30, 2013, as amended March 4, 2014. For further information on the UPFS, please refer to the News Release dated March 31, 2015 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

Santa Elena Update to Mineral Reserve and Resource Estimates (December 31, 2014)

SANTA ELENA RESERVES (DECEMBER 31, 2014)
CLASSIFICATION	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES*
PROBABLE	3,981,557	1.67	115.0	214,000	14,724,000
SANTA ELENA OPEN PIT RESERVES**
PROBABLE	121,706	2.75	117.0	11,000	458,000
SANTA ELENA LEACH PAD RESERVES***
PROBABLE	3,344,652	0.65	33.3	70,000	3,582,000
TOTAL SANTA ELENA RESERVES
PROBABLE	7,447,915	1.23	78.4	295,000	18,764,000
SANTA ELENA RESOURCES (DECEMBER 31, 2014) ****
INDICATED	1,117,032	1.39	89.7	50,000	3,220,000
INFERRED	564,073	1.69	106.5	31,000	1,932,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on LOMP metal price trends of US$19.50/oz silver, US$1,300/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag. All Mineral Resources and Reserves conform to NI 43-101 and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

* Underground Probable Reserve is based on a cut-off grade of 2.49 gpt AuEq with an average est. 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 10 metres.

** Open Pit Reserve is based on a cut-off grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.

*** Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cut-off grade of 0.5 gpt AuEq. No capping was applied.

****Mineral Resources exclude Mineral Reserves and are based on a 1.5 gpt AuEq cut-off grade using assumptions for prices and recoveries as stated in note above. Capping was applied at 12 gpt Au and 700 gpt Ag.

EXPLORATION PROPERTIES – UPDATE

SONORA PROPERTIES – MEXICO

In February 2015, SilverCrest announced the results of nine shallow drill holes (2,656 metres) completed at the El Durazno Target within the Ermitaño I concession. The program resulted in the discovery of near surface gold and silver mineralization which SilverCrest believes confirms a potential low grade oxide open pit target. SilverCrest expects to carry out additional exploratory work in 2015 at El Durazno, and will concurrently advance the exploration program in nearby target areas within the Ermitaño and Cumobabi concessions. SilverCrest is confident further attractive targets will be discovered within this developing regional trend.

14

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized
b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at March 31, 2015, SilverCrest had 118,753,205 common shares outstanding. In addition, SilverCrest had 10,735,000 outstanding share purchase options with exercise prices ranging between CAD$1.05 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 129,488,205.

As at the date hereof, SilverCrest had 118,753,205 common shares outstanding. In addition, SilverCrest had 10,635,000 outstanding share purchase options with exercise prices ranging between CAD$1.05 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 129,388,205. Subsequent to March 31, 2015, 100,000 incentive stock options priced at CAD$2.00 were forfeited.

More information on these instruments and the terms of their conversion is set out in note 10 of the condensed consolidated interim financial statements.

COMMITMENTS

As at March 31, 2015, and as at the date hereof, there has been no material change from December 31, 2014, in the Company’s contractual obligations.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2015, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $30,830 (2014 – $28,990) for legal fees, which were included in professional fees, and $nil (2014 – $130,118) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $671 (2014 – $5,615) in share-based payments to this officer.

Key Management Compensation (1)

	March 31, 2015	March 31, 2014
Salaries and short-term benefits (2)	$213,378	$212,058
Directors' fees	41,371	31,298
Share-based payments	356,144	335,332
	$610,893	$578,688

(1)	SilverCrest’s key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company.
(2)	Total remuneration paid to the Chief Operating Officer, the Chief Executive Officer, the Chief Financial Officer and Interim President of SilverCrest.

Other transactions

Paid $45,820 (2014 – $43,529) for technical and administrative services and recognized $6,974 (2014 – $12,537) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the three month period ended March, 31 2015, the Company incurred $35,904 (2014 – $33,550) on behalf of Goldsource for these services, of which $13,551 (December 31, 2014 – $15,347) is receivable at March 31, 2015.

15

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and credit facility. They are initially recorded at amounts that approximate their fair values. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and cash equivalents is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. The Company believes these institutions to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon term and conditions.

The carrying amount of financial assets, as stated in the condensed consolidated interim statement of financial position, represents the Company’s maximum credit exposure.

c.	Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.	Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At March 31, 2015, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.	Commodity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect whether some resources are extracted and the completion of future equity transactions such as equity offerings and the exercise of stock options. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company has not engaged in any hedging activities, other than short term metal forward sales contracts and commodity option contracts less than 90 days, to reduce its exposure to commodity price risk.

16

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENT AND ESTIMATES

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Commencement of Commercial Production

The determination of the date on which a mine or mill enters the production stage is a significant judgment since capitalization of certain costs ceases and depletion and amortization of capitalized costs commence upon entering production. As a mine or mill is constructed and commissioned, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine or mill is capable of operating in the manner intended by management, which requires significant judgment in its determination.

Economic Recoverability and Probability of Future Economic Benefit of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. For fiscal 2014 and 2015, the Company had determined the functional currency of its Canadian and Mexican operations to be the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred revenue

The measurement of the Company’s Purchase Agreement with Sandstorm requires significant judgment and careful consideration of the facts and circumstances. Management determined in fiscal 2009, that the ‘own use’ exemption applied to the receipt of the initial upfront deposit and common shares so accounted for this as a commodity arrangement and recorded the deemed value as deferred revenue. In fiscal 2014, SilverCrest received an additional $10 million upfront deposit from Sandstorm as a contribution towards Santa Elena’s expansion capital costs and treated this as a reduction to the carrying value of the Santa Elena EIP asset.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources

Estimates of the quantities of probable reserves are used in the calculation of depletion expense, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with NI 43-101 of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion.

17

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

CRITICAL JUDGMENT AND ESTIMATES (continued)

On March 31, 2015, the Company filed its UPFS for the Santa Elena mine (refer to “Santa Elena Update to Mineral Resources and Mineral Reserves” section). Effective January 1, 2015, the Company updated its depletion, depreciation and amortization estimate and asset retirement obligation to reflect the renewed 8 year mine life for Santa Elena. The Company revised its asset retirement obligation model input assumptions to reflect the revised 8 year mine life of Santa Elena, which resulted in a reduction of the carrying value in the amount of $573,205.

Impairment of Non-Current Assets

The Company considers both external and internal sources of information at the end of each quarter in assessing whether there are any indications that its capital projects are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operations that are not within its control and affect the recoverable amount of non-current assets. Internal sources of information the Company considers include the manner in which mineral properties and property, plant and equipment are being used or expected to be used and indications of economic performance of the asset.

Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

As at March 31, 2015, management did not identify indicators of impairment for Santa Elena. As a result, an impairment test was not required for the three months ended March 31, 2015.

Depreciation and depletion

The Company’s PPE and mining assets are depreciated and depleted over the estimated asset lives and probable ore reserves. Should the asset life, ore reserves, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the condensed consolidated interim statements of operations and comprehensive earnings.

Inventories and cost of sales

Silver and gold in process, pad ore and unprocessed ore in stockpiles are valued at the lower of cost and net realizable value. Net realizable value is calculated at the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to covert the inventories into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventories. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our consolidated statements of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Share-based payments

SilverCrest uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Provisions for Asset Retirement Obligations

The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

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SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

NEW STANDARDS NOT YET ADOPTED

The IASB issued the following pronouncements that are effective for years beginning January 1, 2016, or later and may affect the Company’s future consolidated financial statements:

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IAS 16 – Property, Plant & Equipment and IAS 38 – Intangibles.

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its consolidated financial statements, or whether to early adopt these new requirements.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated March 31, 2015. There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Title to assets
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the Company’s website at www.silvercrestmines.com and on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the estimated amount of probable mineral reserves and indicated and inferred mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected metal or mineral recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment for operations and development functioning as anticipated; ability for contracted parties to provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

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SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2015	NYSE MKT: SVLC TSX: SVL FSE: CW5

DISCLOSURE CONTROLS AND PROCEDURES and internal control over financial reporting

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no change in the Company’s internal control over the financial reporting during the three month period ended March 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., Chief Operating Officer of SilverCrest Mines Inc. who is a ‘Qualified Person’ for the purpose NI 43-101.

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